Notice to ASX 6 May 2021 Rio Tinto Limited AGM – Address by the Chairman Simon Thompson, Chairman Rio Tinto Limited 2021 Annual General Meeting, Perth ** Check against delivery** Good afternoon to everyone here in Perth, and to those joining us online. My name is Simon Thompson and I am the chairman of Rio Tinto. It’s my pleasure to welcome you to Rio Tinto Limited’s 2021 Annual General Meeting. We start, as always, with safety – our top priority. Please pay attention to this short safety announcement. [Safety briefing] In the same way that safety is critically important to us, so too is our respect for the communities that host our operations around the world, particularly in the light of the events at Juukan Gorge last year. It gives me great pleasure to introduce, Carol Innes of the Whadjuck people of the Noongar nation, the Traditional Owners of the land on which we’re fortunate to be gathered today. [Welcome to Country] Thank you, Carol for your welcoming words, and for opening our AGM. 2020 was a challenging year for all of us. Rio Tinto had many successes during the year, but our achievements were overshadowed by the destruction of the Juukan Gorge rock shelters in the Pilbara in May 2020. What happened at Juukan Gorge was a breach of our values as a company and of the trust placed in us by the Puutu Kunti Kurrama and Pinikura people and the other Traditional Owners of the lands on which our business operates. Before we start this meeting, I’d like to show a short video about Juukan Gorge. [Video 1] I would now like to formally open the meeting. Due to COVID-19 restrictions in Western Australia and around the world, we’re holding this year’s AGM as a hybrid meeting. Shareholders who are unable to attend the meeting in person can view the AGM live on the webcast and submit written questions and vote online. Every effort has been made to ensure that proceedings run smoothly. However, if there are any technology issues, a recording will be available on our website after the meeting. Let me now introduce fellow members of the Board, who are with me here in Perth. Starting with Jakob Stausholm, our Chief Executive, Simon McKeon, Senior Independent Director for Rio Tinto Limited, Megan Clark, Chair of our Sustainability Committee and Michael L’Estrange. We also have with us our Australian Company Secretary, Tim Paine, and Trevor Hart, our external auditor from KPMG. I am also pleased to welcome all the other members of the Rio Tinto Board, who are joining us remotely - Sam Laidlaw, Senior Independent Director of Rio Tinto plc and Chair of our Remuneration Committee, Simon Henry, Chair of the Audit Committee, Jennifer Nason, Hinda Gharbi, and Ngaire Woods. We are also joined by Peter Cunningham, our interim Chief Financial Officer. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 5 In order to make today’s proceedings as efficient as possible, I declare that voting on all resolutions is now open. As usual, resolutions will be decided by poll. For those attending online, if you are eligible to vote at this meeting, a polling icon will appear on your screen. Selecting that icon will bring up a list of resolutions and present you with voting options. To cast your vote simply select one of the options. There is no need to hit a submit or enter button as the vote is automatically recorded. For those shareholders here at the meeting itself, if you have already sent in your proxy forms you do not need to vote again. For proxyholders in the room, and those shareholders who have not appointed a proxy and are eligible and wish to vote, you may complete your voting card at any time, and they will be collected at the end of the meeting. Before continuing with my address, I would like to share a second video that I hope conveys our determination to learn the lessons from Juukan Gorge. [Video 2] As I said at the start, 2020 was a challenging year for everyone. And it was also a year of sharp contrasts. Our response to the COVID-19 pandemic was outstanding. As the virus threatened lives and livelihoods around the world, the entire Group mobilised to safeguard our employees, contractors and local communities, and to keep our managed operations worldwide running safely and smoothly. This resilient operational performance coincided with a period of high iron ore prices – in part because of supply disruptions elsewhere in the industry – which in turn resulted in a strong financial performance with underlying earnings of US$12.4 billion and free cash flow of US$9.4 billion. The strength and resilience of our business enabled us to protect thousands of jobs across our supply chain – and to continue to pay taxes and royalties to governments and dividends to you, our shareholders – when many other companies were forced to cut back. Our total economic contribution, including payments to employees, suppliers, governments and shareholders, amounted to US$47 billion, including US$8.4 billion in taxes and royalties. Here in Australia, we were one of the country’s largest taxpayers, contributing US$6.8 billion in taxes and royalties to the federal and state governments – that’s A$9.8 billion. And over the past decade, we have paid A$65 billion, in taxes and royalties here in Australia. We also further strengthened our balance sheet, with net debt at year-end of US$0.7 billion. In view of this robust operational and financial performance, the Board has approved a final dividend of 309 US cents per share and a special dividend of 93 US cents per share, taking total dividends declared to shareholders for 2020 to US$9 billion. Given all the changes and uncertainty created by the pandemic, it would have been easy to lose our focus on safety. I am very proud of our employees and contractors for delivering a second successive year with zero fatalities. We also made significant progress with our Climate Change Strategy. We’ve provided greater detail on how we intend to meet our Scope 1 and Scope 2 emissions reduction targets and setting out the objectives of our partnerships with customers and others to reduce Scope 3 emissions arising in the aluminium and steel value chains. In recognition of the need for urgent action by business, governments, consumers and investors to tackle climate change, we are one of the first companies to commit to put our 2021 Climate Change Report to an advisory vote at our Annual General Meetings next year. This ‘say on climate’ will give shareholders the opportunity to express their views on our overall climate change strategy and implementation. However, as I said earlier, all of these achievements were overshadowed by the tragic events at Juukan Gorge here in Western Australia. Late last year, Megan Clark and I visited Juukan with the elders of the PKKP people. The visit was my first opportunity to apologise in person, and to see and feel their sadness and pain. We also met many of the other Traditional Owners of the lands where we operate. Earlier this week, Megan and I met up with the PKKP again. To review the progress that we are making in rebuilding trust and strengthening our partnership.

Notice to ASX/LSE Page 3 of 5 As Chairman of your company, I am ultimately accountable for the failings that led to the tragic events at Juukan Gorge. Accordingly, I will not be seeking re-election at the AGMs next year. I will use my remaining time with Rio Tinto to provide continuity and support to our new Chief Executive, Jakob Stausholm, and the new executive team, and to oversee the implementation of the recommendations of the Board Review and the Parliamentary Inquiry. To ensure that the destruction of a site of such exceptional cultural significance never happens again at a Rio Tinto operation. Last year we welcomed three new directors – Hinda Gharbi, Jennifer Nason and Ngaire Woods – and the Board has already benefitted from their insights and expertise. We also appointed Simon McKeon to the new role of Senior Independent Director for Rio Tinto Limited, to enhance Board engagement in Australia. At the end of the year, I was delighted to announce the appointment of Jakob as our new Chief Executive. As expected, Jakob has moved fast to appoint his new executive team and I feel confident that we have the right people in the right jobs to deliver our strategy and to implement all the necessary changes in our risk management, governance, work culture and relationships, following the tragedy at Juukan Gorge. David Constable retired from the Board at year end and Michael L’Estrange will retire at the conclusion of this AGM. I would like to thank them both for their wise counsel and outstanding contribution to the Board. As a consequence of these changes, we have four Board searches currently underway, including for my successor as Chair, and Jakob’s successor as CFO. As we look to 2021, Rio Tinto remains an exceptionally strong business, with outstanding people, world class assets and a resilient balance sheet. After a period of profound change at all levels in the organisation, 2021 is all about stability and execution, recommitting to our purpose of producing essential materials in a way that creates value for all our stakeholders; safeguards the environment; and respects our host countries and communities. There is an absolute determination to learn the lessons from Juukan Gorge, to rebuild trust with the Traditional Owners of the lands where we operate here in Australia – and Indigenous Peoples everywhere – and to re-establish Rio Tinto as a leader in social and community performance. And I am convinced that Rio Tinto will emerge from this crisis a better, stronger and a more caring company. Let me now handover to Jakob, who will talk more about our results. [Jakob Stausholm’s speech] Thank you, Jakob. Sam Laidlaw, the chair of our Remuneration Committee is joining the meeting virtually. Given the issues that can sometimes arise with connectivity, we have pre-recorded Sam’s introductory remarks on executive remuneration. [Sam Laidlaw’s speech] Thanks Sam. Let’s now move to the formal business of the meeting. The notice of meeting and an addendum to that notice, containing the text of each resolution, were published on our website and made available to shareholders on 8 March and 19 March. I am going to take both the notice and the addendum, as read. Resolutions 1 to 17 will be dealt with under the joint electorate procedure with Rio Tinto plc shareholders, who cast their votes on these resolutions at the corresponding meeting in London, on 9 April. Resolutions 1, and 5 to 16, relate to the routine business of annual general meetings, such as the receipt of the Annual Report, the election and re-election of directors, and the re-appointment and remuneration of the auditors. You will see that the business of the meeting includes three resolutions relating to remuneration. The first, Resolution 2 relates to approval of the Remuneration Policy. The second, Resolution 3, relates to the approval of the Implementation Report, which describes the remuneration arrangements in place for members of the Board and of the Executive Committee during 2020. This vote is advisory and is required for UK law purposes.

Notice to ASX/LSE Page 4 of 5 And finally, Resolution 4, relates to the approval of the Directors’ Remuneration Report. This vote is also advisory and is required for Australian law purposes. As in past years, we have included a resolution seeking authority for Rio Tinto to make political donations. We have no intention of altering our policy, which is not to make donations to political parties or to political candidates. However, the UK law on this issue is very broadly drafted. So, we are seeking this authority, as a precautionary measure. Resolution 17 seeks approval to renew the Rio Tinto Global Employee Share Plan (myShare). myShare has been instrumental in promoting employee share ownership and engagement and is an important part of our employee value proposition. Resolution 18 will be voted on by Rio Tinto Limited shareholders only and has been proposed as a special resolution. It is a routine resolution which comes up every year, to allow Rio Tinto Limited to buy back its own shares. This year Rio Tinto Limited has two requisitioned resolutions. These are set out as Resolutions 19 and 20 in the addendum to the notice of meeting dated 19 March 2021. Resolution 19 has been put forward by Market Forces as agent for a group of shareholders representing just under 0.02% of the issued shares of Rio Tinto Limited. It is a non-binding advisory resolution requesting that Rio Tinto in its annual reporting disclose short, medium and long-term targets for Scope 1 and Scope 2 greenhouse gas emissions and performance against those targets. The resolution also requests that all targets be independently verified as aligned with the climate goals of the Paris Agreement. As set out in our Climate Change Report, the company is already substantially in compliance with this Resolution, and therefore the Board recommends that shareholders vote in favour. We look forward to giving shareholders the opportunity to vote on an advisory resolution covering our Climate Change Strategy at next year’s AGM. Resolution 20 has been proposed by Australian Centre for Corporate Responsibility representing a group of shareholders holding just over 0.01% of the issued shares of Rio Tinto Limited. It is also a non-binding advisory resolution, and it requests that Rio Tinto enhance its annual review of industry associations to ensure that the review identifies areas of inconsistency with the Paris Agreement. Where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals, the resolution requests that Rio Tinto suspend membership of the industry association, for a period deemed suitable by the Board. Since the company is already substantially in compliance with resolution 20, the Board recommends that shareholders vote in favour. We will now take questions from shareholders on any matters relevant to the business of the meeting. [Q&A] I would like to conclude by thanking all our shareholders for your continued support. I also want to thank to all our employees, contractors, suppliers and partners around the world for their outstanding contribution, during a very challenging year. So, let me finish by thanking them and wishing all of you ‘good health’. I now declare the meeting closed.

Notice to ASX/LSE Page 5 of 5 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com